SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Davlin Philanthropic Funds

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

44 River Road, Suite A

Wayland, Massachusetts 01778

TELEPHONE NUMBER:

(508) 276-1705

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

William E. B. Davlin

44 River Road, Suite A

Wayland, Massachusetts 01778

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/  /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Wayland and Commonwealth of Massachusetts on this _1st__ day of February, 2008.

ATTEST:	Davlin Philanthropic Funds
/s/ Frances Tracy Davlin	/s/ William E. B. Davlin
By: Frances Tracy Davlin	By: William E. B. Davlin, President